SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The ONE Group Hospitality, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
88338K103
(CUSIP Number)
Mr. David L. Kanen Kanen Wealth Management LLC 5850 Coral Ridge Drive, Suite 309 Coral Springs, Florida 33076 (631) 863-3100

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,223,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,223,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,223,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 88338K103	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David L. Kanen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,223,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,223,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,223,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88338K103	13D/A	Page 4 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on April 13, 2017 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported as owned by the Reporting Persons in the ordinary course of business. The shares of Common Stock beneficially owned by KWM were acquired for the accounts of its customers. In addition, Mr. Kanen purchased shares of Common Stock for his own account. The total cost for purchasing the shares of Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $4,463,296. The source of funds for the shares of Common Stock acquired for the accounts of KWM’s customers were funds of such customers. The source of funds for the shares of Common Stock acquired by The Philotimo Fund LLC was its working capital. The source of funds for the shares of Common Stock acquired by Mr. Kanen were his personal funds.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,223,816 shares of Common Stock, which represents approximately 8.8% of the Company’s outstanding shares of Common Stock.

KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 1,663,816 shares of Common Stock held in the Accounts. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 560,000 shares of Common Stock held by The Philotimo Fund LLC. Mr. Kanen expressly disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Mr. Kanen directly owns 18,921 shares of Common Stock held in the Accounts.

Each percentage ownership of Common Stock set forth in this Statement is based on the 25,139,015 shares of Common Stock reported by the Company as outstanding as of May 15, 2017 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

(c) The transactions effected by the Reporting Persons in the Common Stock during the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP No. 88338K103	13D/A	Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is set forth on the signature page to this Statement.

Except for the investment advisory agreements between the Reporting Persons and the owners of the Accounts and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

CUSIP No. 88338K103	13D/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the shares of Common Stock of the Company.

Dated: July 5, 2017

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ David L. Kanen
DAVID L. KANEN

CUSIP No. 88338K103	13D/A	Page 7 of 7 Pages

Schedule A

Transactions by the Reporting Persons during the last 60 days:

Kanen Wealth Management LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/17/2017	7,587	2.081
04/18/2017	19,536	2.097
05/03/2017	2,500	2.170
06/16/2017	19,400	2.029
06/30/2017	12,200	2.079

The Philotimo Fund LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
05/01/2017	210,000	2.181